UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number 3235-0058	SEC File Number 000-54761	CUSIP Number 65511R204

(Check One) [_] Form 10-K    [_] Form 20-F   [_] Form 11-K   ☒ Form 10-Q    [_] Form N-SAR

For Period Ended:     September 30, 2019

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cavitation Technologies, Inc.

Full Name of Registrant:

Former Name if applicable

10019 Canoga Avenue

Address of Principal Executive Office (Street and Number)

Chattsworth, California 91311

City, State, Zip Code

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PART II.	RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2019 by the prescribed date without unreasonable effort or expense because the Company was unable to compile certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The Company believes that the Quarterly Report will be completed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV.	OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Igor Gorodnitsky	(818) 718-0905

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes	☒ No

The Company is unable to file, without unreasonable effort and expense, its Quarter Report on Form 10-Q for the quarter ended September 30, 2019 because the Company is still compiling information to complete the quarterly review of the financial statements for that period and the Company is unable to give an estimate at this time. The Company anticipates that the Quarterly Report on Form 10-Q will be filed on or before the deadline.

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Cavitation Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CAVITATION TECHNOLOGIES, INC.

Dated: November 14, 2019	By:	/s/ Igor Gorodnitsky
Igor Gorodnitsky
Chairman and President

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